

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 11, 2017

Mail Stop 4720

<u>Via E-mail</u>
Kevin Glass
Chief Financial Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

> **Re:     Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2016**
> **Filed December 1, 2016**
> **File No. 001-14678**

Dear Mr. Glass,

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services